May 23, 2005

Mail Stop 4561

Jonathan Levine
President
Panoshan Marketing Corp.
Suite 400, 715 - 5th Avenue S.W.
Calgary, Alberta  T2P 2X6, Canada

Re:	Panoshan Marketing Corp.
      Registration No. 333-118576

Dear Mr. Levine:

	We have received the following additional comment from the Division of Market Regulation regarding whether Puroil is acting as an unregistered broker/dealer pursuant to Section 15(a) of the Securities Exchange Act of 1934.

General

1. We have reviewed your response to comment 1 from our January
12,
2005 comment letter regarding whether Puroil`s activities would require that it register as a broker/dealer under Section 15(a) of the Securities Exchange Act of 1934, as amended. We note that in Panoshan`s Amendment No. 4 to the Registration Statement on Form F-1,
on page 19 under the section heading "Material Relationship," you indicate that Puroil receives $1,000 per month and a sales commission of 20% in exchange for management services provided to Panoshan. We also note that under the same section heading you indicate that Puroil shall postpone payment of such fees until the registration statement becomes effective and that there is no accrual or back pay allowance.

	Please expand your response to our prior comment 1 to
elaborate
on whether Puroil is 	receiving compensation related to
transactions in securities which may render it to be 	"engaged in
the business" of effecting securities transactions.  Specifically,
please 	comment on the following:

* Please explain the nature of the services for which Panoshan shall provide Puriol a consulting fee consisting of a 20% sales commission and $1,000 per month and whether the services relate to the sale of securities of Panoshan or any other entity.

* Please state whether Panoshan shall owe any fees to Puroil if the registration statement is not declared effective, and if not, please explain why such fees should not be viewed as relating to effecting securities transactions. Please describe all contingencies involved in the payment of fees to Puroil by Panoshan, including a statement whether the completion of the distribution-by-dividend process to Puroil`s shareholders is required prior to the payment of fees.

	Please be as detailed as necessary in your explanations.
After
reviewing your response, 	we may or may not have additional
comments.

*  *  *  *


	You may contact Eric McPhee at (202) 551-3693 or Donna
DiSilvio,
Branch Chief, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton, Attorney-Advisor, at (202) 551-3694 or me at
(202) 551-3780 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief

cc:	W. Scott Lawler, Esq. (via facsimile)
	Lawler & Associates
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Panoshan Marketing Corp.
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